SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sequans Communications S.A.
(Name of Issuer)

Ordinary Shares, nominal value €0.01 per share
(Title of Class of Securities)

817323207**
(CUSIP Number)

B. Riley Asset Management, LLC
3811 Turtle Creek Boulevard, Suite 2100
Dallas, TX 75219

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 1, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The Ordinary Shares have no CUSIP number. The CUSIP number for the Issuer's American Depositary Shares, each representing four Ordinary Shares, is 817323207.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 817323207	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON B. Riley Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,787,348
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,787,348
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,787,348
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 817323207	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Wes Cummins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,787,348
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,787,348
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,787,348
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 817323207	SCHEDULE 13D/A	Page 4 of 6 Pages

The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the undersigned on March 24, 2022 with respect to the Ordinary Shares of the Issuer (the "Original Schedule 13D" and, together with Amendment No. 1, the "Schedule 13D"). This Amendment No. 1 amends the Original Schedule 13D as specifically set forth herein. Capitalized terms used and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Shares reported herein were derived from general working capital of the BRAM Funds and Accounts. A total of approximately $15,420,361, including brokerage commissions, was paid to acquire the Shares reported herein.

The Reporting Persons have and may effect purchases of Shares through margin accounts maintained with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in the Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by the Reporting Persons. The aggregate percentages of Shares reported to be beneficially owned by the Reporting Persons is based upon 191,135,930 Shares outstanding as of June 30, 2022, as reported in the Issuer's Press Release, attached as Exhibit 99.1 to the Issuer's Report filed on Form 6-K with the Securities and Exchange Commission on August 2, 2022.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty (60) days is set forth in Annex A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

CUSIP No. 817323207	SCHEDULE 13D/A	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 6, 2022

B. Riley Asset Management, LLC

/s/ Wes Cummins
Name: Wes Cummins
Title: President

/s/ Wes Cummins
WES CUMMINS

CUSIP No. 817323207	SCHEDULE 13D/A	Page 6 of 6 Pages

Annex A

Transactions in the ADSs of the Issuer by the Reporting Persons since the Original Schedule 13D

The following table sets forth all transactions in ADSs effected in the last 60 days by the Reporting Persons. All such transactions were effected in the open market through brokers and the price per ADS includes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row's Weighted Average Price Per ADS ($) column is a weighted average price. These ADSs were purchased in multiple transactions at prices between the price ranges indicated in the Price Range ($) column. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of ADSs purchased at each separate price.

The Reporting Persons

Trade Date	Shares Purchased (Sold)	Weighted Average Price Per ADS ($)	Price Range ($)
9/1/2022	50,000	4.00	3.89-4.05
9/2/2022	50,000	4.05	3.91-4.15